EXHIBIT 20.1




April 22, 2009


Dear Shareholders:

We are writing to update you on the status of the Board's review of the unsolicited takeover proposal made by Mackenzie Patterson Fuller (MPF) last month. As we indicated in our last communication, after reviewing the initial MPF proposal the Board developed a detailed list of questions that were submitted to MPF. We approached the review of the MPF proposal with an open mind, with the shareholders best interests in mind. MPF has since responded to that list of questions and we have followed that up with several related conversations.

After careful consideration and analysis the Board has determined and informed MPF accordingly that:
1. It would not be in the best interests of BVC's shareholders to turn over complete control of BVC (including operational control, management control and Board of Directors' oversight) to MPF, a private equity group that is responsible to its own group of investors.
2. There are serious and significant concerns regarding the potential divergence of interests between those of MPF, as a private equity group, and those of the majority of shareholders.
3. There would be no material operating cost savings derived from implementing the MPF proposal.

Over the past 18 months BVC's current Board and management have successfully lead the company though a major restructuring which has resulted in significantly reduced BVC operating costs and put in place a set of resources optimized for the current operational, portfolio and market challenges. We are positioned to manage the current portfolio with the goal of liquidating those assets in a thoughtful and controlled fashion such that net proceeds, as they become available after repayment of debt, can be returned through share repurchase.

Please bear in mind that BVC's Board members, being individual shareholders, have a strong and clear alignment of interests with the vast majority of you, our individual shareholders. Rest assured that we will continue to work on your behalf to manage BVC and its portfolio to the best possible outcome.

Sincerely,

/s/ WILLIAM E. OFFENBERG

William E. Offenberg
For the BellaVista Capital Board of Directors